Form 20-F/A
period 2023-12-31
Greenfire Resources Ltd.
filed 2024-04-12
CIK 1966287

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

EXPLANATORY STATEMENT

This Amendment on Form 20-F/A (this “Amendment”) is being filed by Greenfire Resources Ltd. (the “Company” “we,” “our,” or “us”)  to amend our annual report on Form 20-F  for the fiscal year ended December 31, 2023, originally  filed  with the U.S. Securities and Exchange Commission on March 27, 2024 (the “Original Filing”), solely to (i) correct a typographical error in the tenure statement in the audit report of Deloitte LLP and minor typographical changes in notes 5, 14 and 15 to the Company’s financial statements included in the Original Filing to align with a previously filed version of the Company’s financial statements and (ii) to file the consent of McDaniel & Associates Consultants Ltd. (“McDaniel”) to the incorporation by reference into our registration statement on Form S-8 of McDaniel’s reports auditing the Company’s reserves data that were included in the Original Filing. In addition, we are including a new currently dated consent of Deloitte LLP.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, we are also filing or furnishing the certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment.

This Amendment makes no other changes to the Original Filing other than as described above. The filing of this Amendment and the inclusion of newly executed certifications and consents should not be understood to mean that any other statements or disclosure contained in the Original Filing are true and complete as of any date subsequent to the date of the Original Filing, except as expressly noted above.

PART III

ITEM 18. FINANCIAL STATEMENTS

Our Annual Financial Statements are included at the end of this Amendment.

ITEM 19. EXHIBITS

Exhibit Number	Description
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.4	Consent of Deloitte LLP.
15.5	Consent of McDaniel & Associates Consultants Ltd.
101. INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

1

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

GREENFIRE RESOURCES LTD.

Date: April 12, 2024	By:	/s/ Robert Logan
	Name:	Robert Logan
	Title:	Chief Executive Officer

2

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Greenfire Resources Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Greenfire Resources Ltd. and subsidiaries (the “Company”) as at December 31, 2023 and 2022, the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2023 and 2022, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2023, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ Deloitte LLP

Chartered Professional Accountants

Calgary, Canada

March 20, 2024

We have served as the Company’s auditor since 2021.

Greenfire Resources Ltd.	2023 Annual Financial Statements | F-2

Greenfire Resources Ltd.

Consolidated Balance Sheets

As at December 31
($CAD thousands)	note	2023	2022
Assets
Current assets
Cash and cash equivalents	7	$109,525	$35,363
Restricted cash	8	-	35,313
Accounts receivable	14	34,680	34,308
Inventories	9	13,863	14,568
Prepaid expenses and deposits		5,746	3,975
		163,814	123,527
Non-current assets
Property, plant and equipment	10	941,374	963,050
Deferred income tax asset	12	68,295	87,681
		1,009,669	1,050,731
		1,173,483	1,174,258
Liabilities
Current liabilities
Accounts payable and accrued liabilities	22	59,850	46,569
Current portion of long-term debt	15	44,321	63,250
Warrant liability	20	18,630	-
Taxes payable	5	1,063	-
Current portion of lease liabilities	11	6,002	98
Risk management contracts	14	417	27,004
		130,283	136,921
Non-current liabilities
Long-term debt	15	332,029	191,158
Lease liabilities	11	7,722	865
Decommissioning liabilities	13	8,449	7,543
		348,200	199,566
		478,483	336,487
Shareholders’ equity
Share capital	5,19	158,515	15
Contributed surplus	5,19	9,788	44,674
Retained earnings (deficit)		526,697	793,082
		695,000	837,771
		$1,173,483	$1,174,258

Commitments and contingencies (note 18)

See accompanying notes to the consolidated financial statements

These Consolidated Financial Statements were approved by the Board of Directors.

Robert Logan, Director	Derek Aylesworth, Director

Greenfire Resources Ltd.	2023 Annual Financial Statements | F-3

Greenfire Resources Ltd.

Consolidated Statements of Comprehensive Income (Loss)

($CAD thousands, except per share amounts)	note	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Revenues
Oil sales	16	$675,970	$998,849	$270,674
Royalties	16	(23,706)	(50,064)	(9,543)
Oil sales, net of royalties		652,264	948,785	261,131

Gain (loss) on risk management contracts	14	16,405	(121,478)	(39,291)
		668,669	827,307	221,840
Expenses
Diluent expense		304,740	368,015	94,623
Transportation and marketing		55,673	67,842	24,057
Operating expenses		148,965	160,826	59,710
General and administrative		11,536	9,836	3,285
Stock-based compensation		9,808	1,183	-
Financing and interest	17	110,214	77,074	25,050
Depletion and depreciation	10	68,054	68,027	27,071
Exploration and other expenses		3,852	1,825	350
Other (income) expenses		(2,905)	(206)	8,373
Transaction costs	5,6	12,172	2,769	10,318
Listing expense	5	106,542	-	-
Gain on revaluation of warrants	20	(34,973)	-	-
Gain on acquisitions	6	-	-	(693,953)
Foreign exchange (gain) loss		(8,724)	26,099	1,512
Total expenses		784,954	783,290	(439,604)
Net income (loss) before taxes		(116,285)	44,017	661,444
Income tax recovery (expense)	12	(19,386)	87,681	-
Net income (loss) and comprehensive income (loss)		$(135,671)	$131,698	$661,444

Net income (loss) per share
Basic[1]	19	$(2.49)	$2.69	$15.52
Diluted[1]	19	$(2.49)	$1.88	$13.75

[1]	For the years ended December 31, 2022 and 2021 the Company’s basic and diluted earnings per share is the net income per common share of Greenfire Resources Inc (see Note 1), and the weighted average common shares outstanding has been recast by the applicable exchange ratio following the completion of the De-Spac Transaction with MBSC (Note 5.)

See accompanying notes to the consolidated financial statements

Greenfire Resources Ltd.	2023 Annual Financial Statements | F-4

Greenfire Resources Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

($CAD Thousands, except per share amounts)	note	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Share capital
Balance, beginning of year		$15	$15	$-
Issuance on exercise of bond warrants	5,19	38,911	-	-
Issuance to MBSC shareholders	5,19	62,959	-	-
Issuance of shares for PIPE investment	5,19	56,630	-	-
Shares issued during year	19	-	-	15
Balance, end of year		158,515	15	15
Contributed surplus
Balance, beginning of year		44,674	43,491	-
Stock based compensation	19	9,808	1,183	-
Exercise of performance warrants	5,19	(1,203)	-	-
Issuance and exercise of bond warrants	5,19	(43,491)	-	43,491
Balance, end of year		9,788	44,674	43,491
Retained earnings (deficit)
Balance, beginning of year		793,082	661,384	(60)
Common shares repurchased and cancelled	5,19	(41,464)	-	-
Dividend on De-Spac transaction	5,19	(59,388)	-	-
Exercise of bond warrants	5,19	4,580	-	-
Exercise of performance warrants	5,19	1,202	-	-
Issuance of warrants	20	(35,644)	-	-
Net income (loss) and comprehensive (loss)		(135,671)	131,698	661,444
Balance, end of year		526,697	793,082	661,384
Total shareholders’ equity		$695,000	$837,771	$704,890

See accompanying notes to the consolidated financial statements

Greenfire Resources Ltd.	2023 Annual Financial Statements | F-5

Greenfire Resources Ltd.

Consolidated Statements of Cash Flows

($CAD Thousands, except per share amounts)	note	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Operating activities
Net income (loss)		$(135,671)	$131,698	$661,444
Items not affecting cash:
Deferred income taxes	12	19,386	(87,681)	-
Gain on acquisitions	6	-	-	(693,953)
Unrealized (gain) loss on risk management contracts	14	(26,587)	(8,673)	35,677
Foreign exchange (gain) loss		(8,967)	26,099	1,512
Depletion and depreciation	10	67,893	67,868	27,996
Stock based compensation	19	9,808	1,183	-
Other non-cash expenses		68	66	3,769
Accretion	13	906	743	298
Amortization of debt issuance costs	17	43,478	29,854	2,152
Debt redemption premium	15,17	19,152	-	-
Gain on revaluation of warrants	20	(34,973)	-	-
Listing expense	5	106,542	-	-
Change in non- cash working capital	24	25,513	3,570	(6,910)
Cash provided by operating activities		86,548	164,727	31,985
Financing activities
Issuance of long-term debt net of issuance costs	15	382,454	-	365,591
Repayment of long-term debt	15	(294,647)	(123,612)	-
Debt redemption premium	15,17	(19,152)	-	-
Issuance of common shares	19	67,115	-	15
Common shares repurchased	5,19	(41,464)	-	-
Dividend on De-Spac transaction	5,19	(59,388)	-	-
De-Spac transaction costs	5,19	(34,817)	-	-
Payment of lease liabilities	11	(99)	(26)	-
Cash provided (used) by financing activities		2	(123,638)	365,606
Investing activities
Property, plant and equipment expenditures	10	(33,428)	(39,592)	(4,594)
Cash and cash equivalents acquired in acquisitions	6	-	-	6,918
Acquisitions	6	-	-	(366,454)
Restricted cash	8	35,313	(26,613)	(8,140)
Change in non-cash working capital (accrued additions to PP&E)	24	(13,988)	2,459	35,742
Cash used in investing activities		(12,103)	(63,746)	(336,528)
Exchange rate impact on cash and cash equivalents held in foreign currency		(285)	(2,849)	(194)
Change in cash and cash equivalents		74,162	(25,506)	60,869
Cash and cash equivalents, beginning of year		35,363	60,869	-
Cash and cash equivalents, end of year		$109,525	$35,363	$60,869

See accompanying notes to the consolidated financial statements

Greenfire Resources Ltd.	2023 Annual Financial Statements | F-6

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

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s objective in managing liquidity risk is to maintain sufficient available reserves to meet its financial obligations at any point in time. The Company expects to achieve this objective through prudent capital spending, an active commodity risk management program and through strategies such as continuously monitoring forecast and actual cash flows from operating, financing and investing activities, and available credit facilities. Management believes that future cash flows generated from these sources will be adequate to settle Greenfire’s financial liabilities.

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

As at December 31, 2023, the carrying value of the Company’s long-term debt was $376.48 million and the fair value was $394.1 million (December 31, 2022 carrying value – $254.4 million, fair value – $315.7 million).

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