Form 40-F
period 2024-12-31
Greenfire Resources Ltd.
filed 2025-03-20
CIK 1966287

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024	Commission File Number 001-41810

Greenfire Resources Ltd.

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English (if applicable))

Alberta

(Province or other jurisdiction of incorporation or organization)

1311

(Primary Standard Industrial Classification Code Number (if applicable))

Not applicable

(I.R.S. Employer Identification Number (if applicable))

1900 – 205 5th Avenue SW

Calgary, Alberta T2P 2V7

(403) 264-9046

(Address and telephone number of Registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

(302) 738-6680

(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	GFR	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 69,718,464

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒                No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒               No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

INCORPORATION BY REFERENCE

This Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, each of the Registrant’s Registration Statements under the Securities Act of 1933, as amended: Form F-3 (File No. 333-282275) and Form S-8 (File No. 333-277054).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 40-F are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) and Section 27A of the Securities Act of 1933, as amended. Please see section titled “Special Note Regarding Forward-Looking Statements” in the Annual Information Form, which is Exhibit 99.1 of this Annual Report on Form 40-F.

Principal Documents

The following documents are filed as part of this Annual Report on Form 40-F:

A.	Annual Information Form

For the Registrant’s Annual Information Form for the year ended December 31, 2024, see Exhibit 99.1 of this Annual Report on Form 40-F.

B.	Audited Annual Financial Statements

For the Registrant’s Audited Consolidated Financial Statements for the year ended December 31, 2024, including the report of its Independent Registered Public Accounting Firm with respect thereto, see Exhibit 99.2 of this Annual Report on Form 40-F.

C.	Management’s Discussion and Analysis

For the Registrant’s Management’s Discussion and Analysis of the operating and financial results for the year ended December 31, 2024, see Exhibit 99.3 of this Annual Report on Form 40-F.

Controls and Procedures

A.	Certifications

The required disclosure is included in Exhibits 99.4, 99.5, 99.6, and 99.7 of this Annual Report on Form 40-F.

B.	Disclosure Controls and Procedures

Registrant conducted an evaluation of the effectiveness of its “disclosure controls and procedures” (“Disclosure Controls”), as defined by Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of December 31, 2024. The Disclosure Controls evaluation was done under the supervision and with the participation of management, including the President (principal executive officer) and Chief Financial Officer. Based on that evaluation, the President (principal executive officer) and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2024 to provide reasonable assurance that the information required to be disclosed by the Registrant in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure.

C.	Management’s Annual Report on Internal Control Over Financial Reporting

Management’s Annual Report on Internal Control Over Financial Reporting is included in the Management’s Report that accompanies the Registrant’s Audited Consolidated Financial Statements for the year ended December 31, 2024, filed as Exhibit 99.2 to this Annual Report on Form 40-F, and is incorporated herein by reference.

D.	Attestation Report of Independent Registered Public Accounting Firm

This Annual Report does not include an attestation report on internal control over financial reporting by the Registrant’s independent registered public accounting firm due to an exemption established by the JOBS Act for “emerging growth companies.”

E.	Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2024, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert

The Registrant’s Board of Directors has determined that Mr. W. Derek Aylesworth is an “audit committee financial expert” (as that term is defined in paragraph 8(b) of General Instruction B to Form 40-F) and that each of the following members of the Registrant’s audit committee are “independent” (as defined by the New York Stock Exchange corporate governance rules): W. Derek Aylesworth, Mr. Brian Heald, and Mr. Tom Ebbern.

The Securities and Exchange Commission has indicated that the designation or identification of a person as an “audit committee financial expert” does not (i) mean that such person is an “expert” for any purpose, including without limitation for purposes of Section 11 of the Securities Act of 1933, (ii) impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the audit committee and the board of directors in the absence of such designation or identification, or (iii) affect the duties, obligations or liability of any other member of the audit committee or the board of directors.

Code of Ethics

The Registrant has adopted a “code of ethics” (as that term is defined in paragraph 9(b) of General Instruction B to Form 40-F) (“Code of Ethics”), which is applicable to the directors, officers, employees and consultants of the Registrant and its affiliates (including, its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions). The Code of Ethics is available on the Registrant’s website at https://www.greenfireres.com/who-we-are/#governance.

In the past fiscal year, the Registrant has not amended any provision of its Code of Ethics that relates to any element of the code of ethics definition enumerated in paragraph (9)(b) of General Instruction B to Form 40-F, or granted any waiver, including an implicit waiver, from any provision of its Code of Ethics.

If any amendment to the Code of Ethics is made, or if any waiver from the provisions thereof is granted, the Registrant may elect to disclose the information about such amendment or waiver required by Form 40-F to be disclosed, by posting such disclosure on the Registrant’s website, which may be accessed at https://www.greenfireres.com.

Principal Accountant Fees and Services

The required disclosure is included under the headings “Pre-Approval Policies” and “External Audit Service Fees” in the Registrant’s Annual Information Form for the year ended December 31, 2024, filed as Exhibit 99.1 to this Annual Report on Form 40-F, and is incorporated herein by reference. The Registrant’s independent registered public accounting firm is Deloitte LLP, Calgary, Canada, PCAOB ID No. 1208.

Off-Balance Sheet Arrangements

The Registrant does not have any “off-balance sheet arrangements” (as that term is described in paragraph 11 of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Contractual Obligations.

The required disclosure is included under the heading “Commitments and Contractual Obligations” in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2024, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

Identification of the Audit Committee

The Registrant has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Registrant’s Audit Committee members consist of Mr. W. Derek Aylesworth, Mr. Brian Heald and Mr. Tom Ebbern.

Exemptions From the Listing Standards for Audit Committees

Not applicable.

Mine Safety Disclosure

Not applicable.

Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Recovery of Erroneously Awarded Compensation

Not applicable.

Compliance with NYSE Corporate Governance Rules

As a foreign private issuer, Registrant has the option to follow certain home country corporate governance practices rather than those of NYSE, provided that it discloses the requirements it is not following and describe the home country practices it is following. A summary of the significant differences can be found on Registrant’s website at https://www.greenfireres.com.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

1.	The Registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

2.	Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

GREENFIRE RESOURCES LTD.

Date: March 19, 2025	/s/ Tony Kraljic
	Name:	Tony Kraljic
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Document
97	Greenfire Resources Ltd. Incentive - Based Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 of the Registrant’s Annual Report on Form 20-F for the year ended on December 31, 2023) (File No. 001-41810).
99.1	Annual Information Form of the Registrant for the fiscal year ended December 31, 2024.
99.2	Audited Consolidated Financial Statements of the Registrant for the year ended December 31, 2024 together with the Auditors’ Report thereon.
99.3	Management’s Discussion and Analysis of the operating and financial results of the Registrant for the year ended December 31, 2024.
99.4	Certification of President (principal executive officer) pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934.
99.5	Certification of Chief Financial Officer Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934.
99.6	Certificate of President (principal executive officer) pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 Sarbanes- Oxley Act of 2002.
99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.8	Consent of Deloitte LLP, Independent Registered Public Accounting Firm.
99.9	Consent of McDaniel & Associates Consultants Ltd., independent engineers.
101	Interactive Data Files.
104	Cover page Interactive Data File (embedded within the Inline XBRL document).