Form 40-F
period 2025-12-31
Greenfire Resources Ltd.
filed 2026-03-13
CIK 1966287

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025	Commission File Number 001-41810

Greenfire Resources Ltd.

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English (if applicable))

Alberta

(Province or other jurisdiction of incorporation or organization)

1311

(Primary Standard Industrial Classification Code Number (if applicable))

Not applicable

(I.R.S. Employer Identification Number (if applicable))

Suite 800 – 350 7th Ave SW

Calgary, AB T2P 3N9

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 125,407,252

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 40-F are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) and Section 27A of the Securities Act of 1933, as amended. Please see section titled “Forward Looking Information” in the Annual Information Form, which is Exhibit 99.1 of this Annual Report on Form 40-F.

Principal Documents

The following documents are filed as part of this Annual Report on Form 40-F:

A.	Annual Information Form

For the Registrant’s Annual Information Form for the year ended December 31, 2025, see Exhibit 99.1 of this Annual Report on Form 40-F.

B.	Audited Annual Financial Statements

For the Registrant’s audited annual consolidated financial statements for the years ended December 31, 2025 and 2024, including the report of its Independent Registered Public Accounting Firm with respect thereto, see Exhibit 99.2 of this Annual Report on Form 40-F.

C.	Management’s Discussion and Analysis

For the Registrant’s management’s discussion and analysis of the operating and financial results for the year ended December 31, 2025, see Exhibit 99.3 of this Annual Report on Form 40-F.

Controls and Procedures

A.	Certifications

The required disclosure is included in Exhibits 99.4, 99.5, 99.6, and 99.7 of this Annual Report on Form 40-F.

B.	Disclosure Controls and Procedures

Registrant conducted an evaluation of the effectiveness of its “disclosure controls and procedures” (“Disclosure Controls”), as defined by Rules 13a-15(e) and 15d-15(e) of the Exchange Act, as of December 31, 2025. The Disclosure Controls evaluation was done under the supervision and with the participation of management, including the President (principal executive officer) and Vice President, Finance (principal financial officer). Based on that evaluation, the President (principal executive officer) and Vice President, Finance (principal financial officer) concluded that such disclosure controls and procedures were effective as of December 31, 2025 to provide reasonable assurance that the information required to be disclosed by the Registrant in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure.

C.	Management’s Annual Report on Internal Control Over Financial Reporting

Management’s Annual Report on Internal Control Over Financial Reporting is included in the Management’s Report that accompanies the Registrant’s audited annual consolidated financial statements for the years ended December 31, 2025 and 2024, filed as Exhibit 99.2 to this Annual Report on Form 40-F, and is incorporated herein by reference.

D.	Attestation Report of Independent Registered Public Accounting Firm

This Annual Report does not include an attestation report on internal control over financial reporting by the Registrant’s independent registered public accounting firm due to an exemption established by the JOBS Act for “emerging growth companies.”

E.	Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2025, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert

The Registrant’s Board of Directors has determined that Brian Heald is an “audit committee financial expert” (as that term is defined in paragraph 8(b) of General Instruction B to Form 40-F) and that each of the following members of the Registrant’s audit committee are “independent” (as defined by the New York Stock Exchange corporate governance rules): Brian Heald, Tom Ebbern and David Knight Legg.

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

Principal Accountant Fees and Services

The required disclosure is included under the headings “Pre-Approval Policies and Procedures” and “External Audit Service Fees” in the Registrant’s Annual Information Form for the year ended December 31, 2025, filed as Exhibit 99.1 to this Annual Report on Form 40-F, and is incorporated herein by reference. The Registrant’s independent registered public accounting firm is Deloitte LLP, Calgary, Canada, PCAOB ID No. 1208.

Off-Balance Sheet Arrangements

The Registrant does not have any commitments or obligations, including contingent obligations, arising from arrangements with unconsolidated entities or persons (which are not otherwise discussed in the Registrant’s management’s discussion and analysis for the fiscal year ended December 31, 2025, filed as Exhibit 99.2 to this Annual Report on Form 40-F), that have or are reasonably likely to have a material current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources.

Contractual Obligations

The required disclosure is included under the heading “Commitments and Contractual Obligations” in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2025, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

Identification of the Audit Committee

The Registrant has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Registrant’s Audit Committee members consist of Mr. Brian Heald, Mr. Tom Ebbern and Mr. David Knight Legg.

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

Disclosure Pursuant to Section 13(r) of the Exchange Act

In accordance with Section 13(r) of the Exchange Act, the Registrant is required to include certain disclosures in its periodic reports if it or any of its affiliates knowingly engaged in certain specified activities during the period covered by the report. Neither the Registrant nor its affiliates have knowingly engaged in any transaction or dealing reportable under Section 13(r) of the Exchange Act during the year ended December 31, 2025.

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

GREENFIRE RESOURCES LTD.

Date: March 12, 2026	/s/ Travis Belak
	Name:	Travis Belak
	Title:	Vice President, Finance (Principal Financial Officer)

EXHIBIT INDEX

Exhibit No.	Document
97	Greenfire Resources Ltd. Incentive - Based Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 of the Registrant’s Annual Report on Form 20 – F for the year ended on December 31, 2023) (File No. 001-41810).
99.1	Annual Information Form of the Registrant for the fiscal year ended December 31, 2025.
99.2	Audited Consolidated Financial Statements of the Registrant for the year ended December 31, 2025 together with the Auditors’ Report thereon.
99.3	Management’s Discussion and Analysis of the operating and financial results of the Registrant for the year ended December 31, 2025.
99.4	Certification of principal executive officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934.
99.5	Certification of principal financial officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934.
99.6	Certificate of principal executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 Sarbanes- Oxley Act of 2002.
99.7	Certification of principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.8	Consent of Deloitte LLP, Independent Registered Public Accounting Firm.
99.9	Consent of McDaniel & Associates Consultants Ltd., independent engineers.
101	Interactive Data Files.
104	Cover page Interactive Data File (embedded within the Inline XBRL document).